                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------




                         Smith Corona Corporation
--------------------------------------------------------------------------
                             (Name of Issuer)


  Common Stock, par value $.01 per                 831858-10-5
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


         George H. Hempstead, III, c/o Millennium Chemicals Inc.
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                             December 31, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [x].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 24 Pages)

 CUSIP No. 831858-10-5                   13D           Page 2  of 24


     1     NAME OF REPORTING PERSON:    MILLENNIUM CHEMICALS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 3 of 24


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS
                                        LIMITED

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 4 of 24


     1     NAME OF REPORTING PERSON:    MILLENNIUM AMERICA HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 5 of 24


     1     NAME OF REPORTING PERSON:    MILLENNIUM AMERICA INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING


   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page  6 of 24


     1     NAME OF REPORTING PERSON:    MILLENNIUM HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page  7 of 24


     1     NAME OF REPORTING PERSON:    SCM CHEMICALS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 8 of 24


     1     NAME OF REPORTING PERSON:    HMB HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page  9 of 24


     1     NAME OF REPORTING PERSON:    MHC INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%


    14     TYPE OF REPORTING PERSON:    CO

     Item 1.   Security and Issuer.
               -------------------

               This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Smith Corona Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 65 Locust Avenue, New Canaan, Connecticut 06840.

               This Statement is being filed on behalf of Millennium Chemicals Inc. ("Millennium"), Hanson Overseas Holdings Limited ("Overseas"), Millennium America Holdings Inc. ("MAHI"), Millennium America Inc. ("America"), Millennium Holdings Inc. ("Holdings"), SCM Chemicals Inc. ("SCM"), HMB Holdings Inc. ("HMB") and MHC Inc. ("MHC"). Millennium, Overseas, MAHI, America, Holdings, SCM, HMB and MHC are hereinafter collectively referred to as the "Beneficial Owners".

     Item 2.   Identity and Background.
               -----------------------

               (a) - (c), (f) MHC, a Delaware corporation, is engaged principally in the business of holding investments, including shares of the Common Stock. MHC is a direct wholly-owned subsidiary of HMB.

               HMB, a Delaware corporation, is engaged principally in the business of holding shares of its subsidiaries. HMB is a direct wholly-owned subsidiary of SCM.

               SCM, a Delaware corporation, is engaged principally in the business of producing titanium dioxide. SCM is a direct wholly-owned subsidiary of Holdings.

               Holdings, a Delaware corporation, is engaged principally in the business of holding shares of its subsidiaries. It is a direct wholly-owned subsidiary of America.

               America, a Delaware corporation, is engaged principally in the business of holding shares of its subsidiaries. America is a direct wholly-owned subsidiary of MAHI.

               MAHI, a Delaware corporation, is engaged principally in the business of holding shares of its subsidiaries. MAHI is a direct wholly-owned subsidiary of Overseas.

               Overseas is engaged principally in the business of holding shares of its subsidiaries. It is a direct wholly-owned subsidiary of Millennium.

               Millennium, a Delaware corporation, is an international chemical company. In addition to SCM, its subsidiaries include
     Quantum Chemical Corporation, which manufactures polyethylene and other industrial chemicals, and Glidco Inc., which produces chemicals derived from crude sulfate turpentine, including intermediate fragrance chemicals and specialty products.

               The principal business address of each of the Beneficial Owners and the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than one of the Beneficial Owners, in which such employment is conducted) and citizenship of each director and executive officer of each of the Beneficial Owners is listed on Schedule A.

               (d) - (e) None of the Beneficial Owners and, to the best of their knowledge, none of their respective directors and executive officers listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The shares of Common Stock were purchased for $1.00, using MHC's working capital.

     Item 4.   Purpose of Transaction.
               ----------------------

               The Beneficial Owners intend to hold the shares of Common Stock for investment purposes.

               On December 16, 1996, in furtherance of the demerger of Millennium from Hanson PLC ("Hanson"), MHC acquired the Common Stock, subject to the consent referred to below, from Hanson Natural Resources Company ("HNR"), a subsidiary of Hanson.

               Pursuant to a Consent and Amendment Agreement, dated December 31, 1996, between the Company and HNR, the Company consented to the assignment by HNR of its rights under the SCC Agreement to MHC, and agreed that all references in the SCC Agreement to HNR be amended to refer to MHC. The description of the SCC Agreement contained in
     Item 6 is incorporated herein.

               The SCC Agreement and the Consent and Amendment Agreement are filed as exhibits to this Statement on Schedule 13D and are incorporated herein by reference.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) (i) MHC may be deemed to be the beneficial owner of 14,480,000 shares of Common Stock, which constitute approximately 48.0% of the 30,250,000 shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

                    (ii) By virtue of its ownership of all of the outstanding capital stock of MHC, HMB may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by MHC.

                    (iii) By virtue of its ownership of all of the outstanding capital stock of HMB, SCM may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by HMB.

                    (iv) By virtue of its ownership of all of the outstanding capital stock of SCM, Holdings may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by SCM.

                    (v) By virtue of its ownership of all of the outstanding capital stock of Holdings, America may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Holdings.

                    (v) By virtue of its ownership of all of the outstanding capital stock of America, MAHI may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by America.

                    (vi) By virtue of its ownership of all of the outstanding capital stock of MAHI, Overseas may be deemed to be for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by MAHI

                    (vii) By virtue of its ownership of all of the outstanding capital stock of Overseas, Millennium may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Overseas.

                    (vii) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own shares of

     Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of such shares.

               (b) (i) Each of the Beneficial Owners other than MHC, by virtue of its direct or indirect ownership of MHC, is deemed to have, with MHC, shared power to vote or to direct the vote and shared power to dispose or direct the disposition of all shares of Common Stock beneficially owned by MHC.

                    (ii) Other than as set forth in paragraph (a) above, the Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by any persons other than the Beneficial Owners.

               (c) Except as set forth herein, none of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d) The information set forth in response to Item 6 is incorporated herein by reference.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               In the SCC Agreement, the Company agreed that, upon MHC's request, the Company will use its best efforts to nominate and cause the election to the Company's Board of Directors of (i) four persons designated by MHC for so long as MHC and its corporate affiliates own 38% or more, (ii) three persons designated by MHC for so long as MHC and its corporate affiliates own less than 38%, but more than 27%,
     (iii) two persons designated by MHC for so long as MHC and its corporate affiliates own less than 27%, but more than 16% and (iv) one person designated by MHC for so long as MHC and its corporate affiliates own less than 16%, but at least 5%, of the outstanding shares of Common Stock. MHC currently has two designees, Messrs. George H. Hempstead and John E. Lushefski, on the Company's Board of Directors. MHC has the right to propose for election and/or to solicit proxies in favor of the election of any number of directors of the Company, but has no present intention to seek to have additional designees elected to the Board.

               The Company also agreed in the SCC Agreement that upon the request of MHC, the Company will cause up to two registration statements to be filed with the SEC in order to permit MHC or an affiliate to sell all or a portion of its shares of Common Stock, provided that such shares constitute at least 10% of the outstanding shares of Common Stock. In addition, the Company agreed, if requested, to include some or all shares of Common Stock owned by MHC or an affiliate in any registration statement it otherwise files. The Company and MHC also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

               Except for the agreements described or referred to in this
     Item 6, Item 4 and the Group Agreement filed as Exhibit 1 to this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Beneficial Owners, as named in Item 2, or between any of the Beneficial Owners and any person, with respect to the securities of the Company.

               The information set forth in response to Item 4 is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               1.   Group Agreement, dated January 10, 1997.

               2. Stockholder Agreement, dated as of June 2, 1989, as amended, between HM Holdings, Inc. and Smith Corona Corporation.

               3. Memorandum of Sale, dated December 16, 1996, between Hanson Natural Resources Company and MHC Inc.

               4. Consent and Amendment Agreement, dated December 31, 1996, between Hanson Natural Resources Company and Smith Corona Corporation.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 10, 1997

                                   MILLENNIUM CHEMICALS INC.


                                   By:  /s/ George H. Hempstead, III
                                        -----------------------------------
                                        George H. Hempstead, III
                                        Senior Vice President - Law and
                                        Administration and Secretary


                                   HANSON OVERSEAS HOLDINGS LIMITED


                                   By:  /s/ George H. Hempstead, III
                                        -----------------------------------
                                        George H. Hempstead, III
                                        Director


                                   MILLENNIUM AMERICA HOLDINGS LIMITED
                                   MILLENNIUM AMERICA INC.
                                   MILLENNIUM HOLDINGS INC.
                                   HMB HOLDINGS INC.
                                   MHC INC.


                                   By: /s/ George H. Hempstead, III
                                       ------------------------------------
                                       George H. Hempstead, III
                                       Senior Vice President, Secretary and
                                       General Counsel


                                   SCM CHEMICALS INC.


                                   By: /s/ George H. Hempstead, III
                                       ------------------------------------
                                       George H. Hempstead, III
                                       Vice President and Assistant
                                       Secretary

                                                                 Schedule A
                                                                 ----------

     1.  MILLENNIUM CHEMICALS INC.

               Set forth below are the name, business address and position with Millennium Chemicals Inc. ("Millennium") and the present principal occupation or employment of each director and executive officer (as defined in the regulations of the Securities and Exchange Commission (the "Commission")) of Millennium. The principal business address of Millennium is 99 Wood Avenue South, Iselin, New Jersey 08830. Millennium also has executive offices located at Laporte Road, Stallingborough, Grimsby, North East Lincolnshire, DN40 2PR, England. Except as otherwise indicated, each person listed below is a citizen of the United States whose business address is 99 Wood Avenue South, Iselin, NJ 08830.


                                         Position with Millennium
                                         and Present Principal
      Name and Business Address          Occupation or Employment
      -------------------------          ------------------------

      William M. Landuyt  . . . . . . .  Director; Chairman and
                                         Chief Executive Officer

      Robert E. Lee . . . . . . . . . .  Director; President and
                                         Chief Operating Officer

      Martin G. Taylor, CBE, MA, FCA* .  Director; Retired.
      1 Grosvenor Place
      London SW1X 7JH England

      Worley H. Clark . . . . . . . . .  Director; President and
      135 South LaSalle Street           Chief Executive Officer of
      Suite 1117                         Nalco Chemical Company
      Chicago, IL  60603

      The Lord Glenarthur (Simon)*  . .  Director; Deputy Chairman
      1 Grosvenor Place                  of Hanson Pacific Limited
      London SW1X 7JH England

      The Rt. Hon. Kenneth Baker CH MP*  Director; Member of
      1 Parliament Street                Parliament in the United
      London SW1A 2NE England            Kingdom

      David J.P. Meachin  . . . . . . .  Director; Chairman and
      Cross Border Enterprises, LLC      Chief Executive Officer of
      441 Lexington Avenue               Cross Border Enterprises,
      New York, New York  10017          L.L.C.



      _______
      *  Citizen of the U.K.

                                                                 Schedule A
                                                                 ----------


                                         Position with Millennium
                                         and Present Principal
      Name and Business Address          Occupation or Employment
      -------------------------          ------------------------

      Martin D. Ginsburg  . . . . . . .  Director; counsel to the
      1001 Pennsylvania Ave., N.W.       law firm of Fried, Frank,
      Washington, D.C. 20004             Harris, Shriver & Jacobson

      George H. Hempstead, III  . . . .  Senior Vice President -
                                         Law and Administration and
                                         Secretary

      John E. Lushefski . . . . . . . .  Senior Vice President and
                                         Chief Financial Officer

      Marie S. Dreher . . . . . . . . .  Vice President and
                                         Controller

      A. Mickelson Foster . . . . . . .  Vice President - Investor
                                         Relations

      Francis V. Lloyd  . . . . . . . .  Vice President - Tax

      James A. Lofredo  . . . . . . . .  Vice President - Corporate
                                         Development

      Christine F. Wubbolding . . . . .  Vice President and
                                         Treasurer


     2.  HANSON OVERSEAS HOLDINGS LIMITED

               Set forth below are the name, business address and position with Hanson Overseas Holdings Limited ("Overseas") and the present principal occupation or employment of each director and executive officer of Overseas. The principal business address of Overseas is c/o Travers Smith Braithwaite, 10 Snow Hill, London, England EC1A 2AL. Each person listed below is a citizen of the United States.

                                                 Principal Occupation
      Name                  Position                  or Employment
      ----                  --------             --------------------

      Robert E. Lee . . .   Director             See Part 1 of this
                                                 Schedule A

      George H. Hempstead,  Director             See Part 1 of this
      III . . . . . . . .                        Schedule A

      John E. Lushefski .   Director             See Part 1 of this
                                                 Schedule A

                                                                 Schedule A
                                                                 ----------

     3.  MILLENNIUM AMERICA HOLDINGS INC.

               Set forth below are the name, business address and position with Millennium America Holdings Inc. ("MAHI") and present principal occupation or employment of each director and executive officer of MAHI. The principal business address of MAHI and each person listed
     below is 99 Wood Avenue South, Iselin, New Jersey 08830.   Each person
     listed below is a citizen of the United States.

                                                      Principal
                                                      Occupation
      Name                      Position              or Employment
      ----                      --------              -------------

      William M. Landuyt  . .   Director, President   See Part 1 of
                                and Chief Executive   this Schedule A
                                Officer

      Robert E. Lee. . . . . .  Director, Senior      See Part 1 of
                                Vice President and    this Schedule A
                                Chief Operating
                                Officer

      George H. Hempstead, III  Director, Senior      See Part 1 of
                                Vice President,       this Schedule A
                                Secretary and
                                General Counsel

      John E. Lushefski . . .   Senior Vice           See Part 1 of
                                President and Chief   this Schedule A
                                Financial Officer

      A. Mickelson Foster . .   Vice President        See Part 1 of
                                                      this Schedule A

      Francis V. Lloyd. . . .   Vice President        See Part 1 of
                                                      this Schedule A

      Christine F. Wubbolding   Vice President and    See Part 1 of
                                Treasurer             this Schedule A

     4.  MILLENNIUM AMERICA INC.

               Set forth below are the name, business address and position with Millennium America Inc. ("America") and the present principal occupation or employment of each director and executive officer of America. The principal business address of America is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. The principal business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.

                                                                 Schedule A
                                                                 ----------



                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      William M. Landuyt  . .   Director, President See Part 1 of
                                and Chief Executive this Schedule A
                                Officer

      Robert E. Lee. . . . . .  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Operating
                                Officer

      George H. Hempstead, III  Director, Senior    See Part 1 of
                                Vice President,     this Schedule A
                                Secretary and
                                General Counsel

      John E. Lushefski . . .   Director; Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Financial
                                Officer

      Marie S. Dreher . . . .   Vice President and  See Part 1 of
                                Controller          this Schedule A

      A. Mickelson Foster . .   Vice President      See Part 1 of
                                                    this Schedule A

      Francis V. Lloyd. . . .   Vice President      See Part 1 of
                                                    this Schedule A

      James A. Lofredo  . . .   Vice President      See Part 1 of
                                                    this Schedule A

      Christine F. Wubbolding   Vice President and  See Part 1 of
                                Treasurer           this Schedule A

                                                                 Schedule A
                                                                 ----------

     5.        MILLENNIUM HOLDINGS INC.

               Set forth below are the name, business address and position with Millennium Holdings Inc. ("Holdings") and the present principal occupation or employment of each director and executive officer of Holdings. The principal business address of Holdings is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. The principal business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.

                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      William M. Landuyt  . .   Director, President See Part 1 of
                                and Chief Executive this Schedule A
                                Officer

      Robert E. Lee. . . . . .  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Operating
                                Officer

      George H. Hempstead, III  Director, Senior    See Part 1 of
                                Vice President,     this Schedule A
                                Secretary and
                                General Counsel

      John E. Lushefski . . .   Director; Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Financial
                                Officer

      A. Mickelson Foster . .   Director and Vice   See Part 1 of
                                President           this Schedule A

      Francis V. Lloyd. . . .   Director and Vice   See Part 1 of
                                President           this Schedule A

      Christine F. Wubbolding   Director, Vice      See Part 1 of
                                President and       this Schedule A
                                Treasurer

      Marie S. Dreher . . . .   Director            See Part 1 of
                                                    this Schedule A

      C. William Carmean  . .   Director            Associate
                                                    General Counsel
                                                    of Millennium

                                                                 Schedule A
                                                                 ----------


                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      Anna M. Grant . . . .  .  Director            Director of
                                                    Benefits and
                                                    Administration
                                                    of Millennium

     6.  SCM CHEMICALS INC.

               Set forth below are the name, business address and position with SCM Chemicals Inc. ("SCM") and the present principal occupation or employment of each director and executive officer of SCM. The principal business address of SCM is 7 St. Paul St., Baltimore, MD 21202. The principal business address of each person listed below is the aforesaid address except that the principal business address for Messrs. Hempstead, Lee and Lloyd is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.

                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      Robert E. Lee. . . . . .  Director            See Part 1 of
                                                    this Schedule A

      Donald V. Borst . . . .   Director; Chairman, Same
                                President and Chief
                                Executive Officer

      Donald C. Abbott  . . .   Senior Vice         Same
                                President and Chief
                                Operating Officer

      George H. Hempstead,      Director, Vice      See Part 1 of
      III . . . . . . . . . .   President and       this Schedule A
                                Assistant Secretary

      Richard L. Cartlidge  .   Vice President -    Same
                                Finance, Chief
                                Financial Officer
                                and Treasurer


     7.  HMB HOLDINGS INC.

               Set forth below are the name, business address and position with HMB Holdings Inc. ("HMB") and the present principal occupation or employment of each director and executive officer

                                                                 Schedule A
                                                                 ----------

     of HMB. The principal business address of HMB is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. The principal business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.

                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      William M. Landuyt  . .   Director and        See Part 1 of
                                President           this Schedule A

      Robert E. Lee. . . . . .  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Operating
                                Officer

      George H. Hempstead, III  Director, Senior    See Part 1 of
                                Vice President,     this Schedule A
                                Secretary

      John E. Lushefski . . .   Senior Vice         See Part 1 of
                                President and Chief this Schedule A
                                Financial Officer

      Francis V. Lloyd. . . .   Vice President      See Part 1 of
                                                    this Schedule A

      Christine F. Wubbolding   Vice President and  See Part 1 of
                                Treasurer           this Schedule A

     8.  MHC INC.

               Set forth below are the name, business address and position with MHC Inc. ("MHC") and the present principal occupation or employment of each director and executive officer of MHC. The principal business address of MHC is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. The principal business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.

                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      William M. Landuyt  . .   Director and        See Part 1 of
                                President           this Schedule A

                                                                 Schedule A
                                                                 ----------


                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      Robert E. Lee. . . . . .  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Operating
                                Officer

      George H. Hempstead, III  Director, Senior    See Part 1 of
                                Vice President,     this Schedule A
                                Secretary and
                                General Counsel

      John E. Lushefski . . .   Senior Vice         See Part 1 of
                                President and Chief this Schedule A
                                Financial Officer

      A. Mickelson Foster . .   Vice President      See Part 1 of
                                                    this Schedule A

      Francis V. Lloyd. . . .   Vice President      See Part 1 of
                                                    this Schedule A

      Christine F. Wubbolding   Vice President and  See Part 1 of
                                Treasurer           this Schedule A

                                  EXHIBIT INDEX
                                  -------------

     Item No.                                                      Page No.
     --------                                                      --------

           1        Group Agreement, dated January 10,
                    1997.

           2        Stockholder Agreement, dated as of
                    June 2, 1989, between HM Holdings,
                    Inc. and Smith Corona Corporation.

           3        Memorandum of Sale, dated December 16,
                    1996, between Hanson Natural Resources
                    Company and MHC Inc.

           4        Consent and Amendment Agreement, dated
                    December 31, 1996, between Hanson
                    Natural Resources Company and Smith
                    Corona Corporation.